September 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tayyaba Shafique
Jeanne Baker
Juan Grana
Lauren Nguyen

Re:	BillionToOne, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 11, 2025

CIK No. 0002070849

Ladies and Gentlemen:

On behalf of BillionToOne, Inc. (the “Company”), and in connection with the submission via EDGAR of Amendment No. 2 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), this letter responds to the comments set forth in the letter to the Company dated August 25, 2025 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comments from the August 25, 2025 letter in italicized print, and the Company’s responses are provided below each comment.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our four pillars of differentiation, page 3

1.

We note your response to comment 6, including your revised disclosure in footnote 5 that “PCR amplification during library preparation for NGS introduces significant biases, including primer binding bias, mis-priming, non-specific binding, and amplification errors. When this inefficiency is amplified exponentially over several cycles, it leads to notable inaccuracies in sequencing results. [Yo]ur QCTs act as a control when [you] conduct amplification and allow [you] to identify and remove the biases.” Please briefly discuss each of these significant biases.

In response to the Staff’s comment, the Company has revised the disclosure on page v of the Amended Draft Registration Statement.

Our Superior Efficiency, page 4

2.

We note your response to prior comment 7 and your revised disclosure identifying your competitors. Please revise to balance your disclosure by clarifying, if true, that your competitors consist of different size companies with product offerings that may not be directly comparable to your product offerings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 125 of the Amended Draft Registration Statement.

Securities and Exchange Commission

September 17, 2025

Management’s discussion and analysis of financial condition and results of operations

Key factors affecting our results of operations and performance, page 93

3.

We note your response to comment 4, including your revised disclosure in the footnotes on page 99. Please revise your disclosures throughout the registration statement to prominently note that half of your total estimated market includes early detection, an area for which you have not yet started any development and do not have any products or product candidates on sale commercially. We also note your revised disclosure on page 98 that your estimate that the 14-gene version of UNITY Fetal Risk Screen will expand the serviceable addressable market for UNITY by 70% is based on a survey of OB/GYNs and MFMs conducted in 2023, and your disclosure on page 133 that the oncology market is less than 20% penetrated today by all molecular diagnostics companies based on the most recently reported annual oncology revenue generated by your public company competitors, compared to your estimated $20 billion annual United States market opportunity. Please clarify how the survey conducted in 2023 demonstrated that the UNITY panel could be used by 70% more service providers compared to the 5-gene panel, and disclose your public company competitors considered in footnote 42 on page 133.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 4, 98, 123, 125 and 138, as well as the “Key Metrics” gatefold graphic in the Amended Draft Registration Statement.

Liquidity and Capital Resources

Oberland Capital note Purchase Agreement, page 110

4.	We note your response to prior comment 20 and reissue in part. Please address the following:

•	Clarify whether the revenue participation payments reduce the amount of the principal loan balance or if they are additional financing costs of the loan.

•	If the revenue participation payments are additional financing costs, address the need to include them in the internal rate of return disclosures.

•	In your updated interim financial information, ensure you quantify your obligations associated with the revenue participation payments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 114, F-27 and F-28 of the Amended Draft Registration Statement. Furthermore, the Company respectfully advises the Staff that the revenue participation amounts associated with the Company’s term loan with Oberland Capital are additional financing costs, not payments that reduce the principal balance of the loan. The revenue participation amounts are included in the internal rate of return measures described in the Amended Draft Registration Statement. The Company also confirms to the Staff that its obligations associated with the revenue participation payments have been reflected in the Company’s interim financial statements as of and for the period ended June 30, 2025 included in the Amended Draft Registration Statement.

Business

Industry Background & Market Opportunity, page 132

5.

We note your response to comment 24, including your disclosure on page 134 that “[u]nder the First J&J Agreement, Johnson & Johnson made an initial payment to [you], with subsequent payments due upon achievement of specific milestones, including receipt of approval of the trial, which was achieved in 2023, various patient enrollment milestones, and subsequent full trial completion.” We also note your disclosure that “[u]nder the Commercialization Agreement, Johnson & Johnson is required to make an initial payment to [you], with subsequent payments due upon achievement of specific milestones, including submission of the companion diagnostic product to the FDA for marketing approval by January 2028, and FDA approval of the companion diagnostic product, by the later of (i) December 2029 and (ii) one year after Johnson & Johnson obtains regulatory approval for nipocalimab.” Please revise to disclose the commercial terms, including any payments received and/or due from Johnson & Johnson pursuant to these agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Amended Draft Registration Statement.

Securities and Exchange Commission

September 17, 2025

Our Product Portfolio, page 137

6.

We note your response to comment 21, including your response that “the clinical studies referenced in the Company’s Amended Draft Registration Statement were retrospective analyses involving previously collected blood samples obtained from patient cohorts as reflected in medical records. No new patient enrollment, randomization, or interventional procedures were undertaken. The Company’s methodology involved processing these pre-existing samples using its LDTs and comparing the resulting test outputs to patient outcomes as documented in existing clinical data. As a result, information typically requested for clinical trials, including, but not limited to, the dates and locations of trial conduct, the identity of trial sponsors, the occurrence of serious adverse events, and statistical measures such as pvalues, is not applicable or available in the context of these retrospective clinical studies.” Please revise page 150 to include these disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Amended Draft Registration Statement. The Company informs the Staff that a few of the clinical studies were prospective, which involved collecting samples from patients after they have been diagnosed and following the clinical outcomes. The disclosure on page 155 has been updated to reflect this information.

7.

We note your response to comment 22, including your response that “[t]o be offered as high-complexity laboratory tests, LDTs must comply with the requirements of the Clinical Laboratory Improvement Amendments of 1988...which mandate that laboratories demonstrate analytical validity. While CLIA does not explicitly require demonstration of clinical validity or clinical utility, these elements are typically prerequisites for coverage and reimbursement by third-party payors, including private insurers, Medicare, and entities such as MolDX,” and that your “tests have received broad third-party payor coverage, including approval by MolDX.” Please revise your disclosures on page 135 to note that your LDTs are not regulated by the FDA, clarify whether all of your LDTs are subject to CLIA requirements, and include a cross reference to your disclosures elsewhere, including on page 150, discussing the results of studies demonstrating clinical validity and/or utility. Please also note, as you do in the response letter, that any references to clinical validity and/or utility are distinct from claims of safety and/or efficacy relating to each of your products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 155 of the Amended Draft Registration Statement.

General

8.	We note your response to comment 30. Please ensure that your filing, including the graphics with text and letter from your co-founder and CEO, are text-searchable.

As discussed in our telephone conversation with the Staff on September 2, 2025, the Company hereby confirms that the graphics included in the Amended Draft Registration Statement, including the letter from the Company’s co-founder and CEO, include searchable text hidden in the background of the html filing.

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Securities and Exchange Commission

September 17, 2025

* * * * *

Please do not hesitate to contact me at (415) 801-4852 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

/s/ Andrew D. Thorpe

cc:	Oguzhan Atay
Thomas Lynch
BillionToOne, Inc.

Nicholas B. Harley
Alexa Belonick
Elena M. Vespoli
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dave Peinsipp
Kristin VanderPas
Denny Won
Mark Ballantyne
Cooley LLP